UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36684

Dominion Energy Midstream Partners, LP

(Exact name of registrant as specified in its charter)

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Dominion Energy Midstream Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2019	Dominion Energy Midstream Partners, LP

	By:	Dominion Energy Midstream GP, LLC, its general partner

	By:	/s/ James R. Chapman
	Name:	James R. Chapman
	Title:	Executive Vice President, Chief Financial Officer and Treasurer